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                                                                   EXHIBIT 8.01

                             August   , 1996




United States Filter Corporation
40-004 Cook Street
Palm Desert, CA 92211

Ladies and Gentlemen:

  You have requested our opinion regarding certain Federal income tax consequences of a transaction (the "Merger") in which USF/DWW Acquisition Corporation, a Delaware corporation ("Sub") and a wholly owned subsidiary of United States Filter Corporation, a Delaware corporation ("U.S. Filter"), will merge with and into Davis Water & Waste Industries, Inc., a Georgia corporation ("Davis"), pursuant to which Davis will become a wholly owned subsidiary of U.S. Filter. As a result of the Merger, each issued and outstanding share of common stock of Davis, par value $.01 per share (the "Davis Common Stock") (other than any such shares held in the treasury of Davis), will be converted into the right to receive 1.3995 shares (the "Exchange Ratio") of the common stock of U.S. Filter ("U.S. Filter Common Stock"), subject to adjustment as described in the Agreement and Plan of Merger dated as of June 10, 1996 among U.S. Filter, Sub and Davis, as amended (the "Merger Agreement").

  In rendering this opinion, we have reviewed the Merger Agreement, the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 to be filed by U.S. Filter with the Securities and Exchange Commission on or about July 16, 1996 (the "Proxy Statement/Prospectus") and such other documents as we have deemed necessary or appropriate for purposes of this opinion. We have assumed, without independent verification, the genuineness of all signatures and the authenticity of all documents submitted to us. As to various matters of fact material to this opinion, we have relied upon certificates of officers of Davis and U.S. Filter. Our opinion is based on the facts described below and in the afore-referenced officers' certificates and any other relevant facts set forth in the Merger Agreement which are incorporated herein as fully as though set forth herein.

All capitalized terms not otherwise defined herein have the meanings given such terms in the Proxy Statement/Prospectus.

For purposes of this opinion, we have assumed that the Merger will be consummated as of the date of this opinion pursuant to the terms and conditions set forth in the Merger Agreement. In addition, we have assumed the existence of the following facts, which we understand will be confirmed to us in writing by officers of U.S. Filter and Davis. We have neither investigated nor verified the accuracy of any of the assumptions upon which this opinion is based.

    1. The aggregate fair market value of the total consideration to be paid to the holders of Davis Common Stock pursuant to the Merger will be approximately equal to the aggregate fair market value of the Davis Common Stock surrendered by the holders of Davis Common Stock pursuant to the Merger.

    2. There is no present plan or intention (a "Plan") on the part of the shareholders of Davis who own five percent (5%) or more of the Davis Common Stock, and to the best of the knowledge of the management of Davis, there is no Plan on the part of the remaining Davis shareholders, to engage in a sale, exchange, transfer, reduction of risk of ownership or any other direct or indirect disposition (a "Sale") of (i) shares of U.S. Filter Common Stock to be issued to them in the Merger, which shares have an aggregate fair market value, as of the period ending at the Effective Time, in excess of fifty percent (50%) of the aggregate fair market value, immediately prior to the Merger, of the outstanding shares of Davis Common Stock held by shareholders immediately prior to the Merger ("Outstanding Davis Common Stock") (including shares of

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  Davis Common Stock issued after the date hereof and prior to the Effective
  Time pursuant to exercise of options to acquire Davis Common Stock lssued to present or former employees or directors of Davis in the ordinary course of business (the "Davis Options")), or (ii) more than fifty percent (50%) of the shares of U.S. Filter Common Stock received by such shareholders in the Merger. For purposes of the foregoing, a Sale of U.S. Filter Common Stock shall be considered to have occurred pursuant to a Plan if such Sale occurs in a transaction that is in contemplation of or related to the Merger (a "Related Transaction"). In addition, shares of Davis Common Stock (or the portion thereof) (i) exchanged for cash in lieu of fractional shares of U.S. Filter Common Stock or (ii) with respect to which a Sale occurred in a Related Transaction prior to the Merger shall be considered to have been Outstanding Davis Common Stock that was exchanged for U.S. Filter Common Stock in the Merger and then disposed of pursuant to a Plan.

    3. Prior to the Merger, U.S. Filter will be in control of Sub within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code") (control within the meaning of Section 368(c) of the Code is hereinafter referred to as "Control").

    4. U.S. Filter has no plan or intention to (i) cause Davis to issue additional shares of stock after the Merger, or take any action that would result in U.S. Filter losing Control of Davis or (ii) reacquire any of its stock issued in the Merger.

    5. U.S. Filter has no plan or intention to liquidate Davis; to merge Davis with or into another corporation; to sell or otherwise dispose of the stock of Davis; or to cause Davis to sell or otherwise dispose of any of its assets or of any of the assets acquired from Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Davis.

    6. The liabilities of Sub, if any, assumed by Davis and the liabilities, if any, to which the transferred assets of Sub are subject were incurred by Sub in the ordinary course of its business.

    7. Following the Merger and all Related Transactions, Davis will continue its historic business or use a significant portion of its historic business assets in a business.

    8. U.S. Filter, Sub, Davis and the shareholders of Davis will each pay their respective expenses, if any, incurred in connection with the Merger and all Related Transactions.

    9. There is no intercorporate indebtedness existing between U.S. Filter and Davis or between Sub and Davis that was issued, acquired, or will be settled at a discount.

    10. In the Merger, shares of Davis stock representing Control of Davis will be exchanged solely for voting stock of U.S. Filter. For purposes of this representation, shares of Davis stock exchanged for cash or other property originating with U.S. Filter will be treated as outstanding U.S. Filter stock on the date of the Merger. Moreover, for purposes of this representation, in the case of U.S. Filter shares issued in the Merger and reacquired in a Related Transaction, the Davis shares to which such U.S. Filter shares are attributable will be treated as having been exchanged in the Merger for other than voting stock.

    11. At the Effective Time, Davis will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Davis that, if exercised or converted, would affect U.S. Filter's acquisition or retention of Control of Davis.

    12. U.S. Filter does not own, nor has it owned in the past five years, any shares of the stock of Davis.

    13. Neither U.S. Filter nor Sub is an investment company as defined in
  Section 368 (a)(2)(F)(iii) and (iv) of the Code.

    14. The fair market value of the assets of Davis will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which such assets are subject.

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    15. The liabilities of Davis have been incurred by Davis in the ordinary course of its business.

    16. Davis is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

    17. None of the compensation received by any shareholder-employee of Davis will be separate consideration for, or allocable to, any of their shares of Davis stock; none of the shares of U.S. Filter stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts pald to third parties bargaining at arm's length for similar services.

                                    OPINION

  Based solely upon the facts and representations set forth above, subject to the foregoing, and assuming the Merger would be consummated on the date of this letter but otherwise in accordance with the Merger Agreement, it is our opinion that:

      (1) The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and U.S. Filter and Davis will each be a "party to a reorganization" within the meaning of 368(b) of the Code.

      (2) No gain or loss will be recognized by U.S. Filter, Sub or Davis as a result of the Merger.

      (3) No gain or loss will be recognized by any Davis shareholder upon the exchange of that shareholder's shares of Davis Common Stock for shares of U.S. Filter Common Stock pursuant to the Merger.

      (4) The aggregate adjusted tax basis of the shares of U.S. Filter Common Stock (including a fractional share interest in U.S. Filter Common Stock deemed received and redeemed as described below) received by a Davis shareholder (including any fractional shares) will be the same as the basis of the shares of Davis Common Stock exchanged therefor.

      (5) The holding period of shares of U.S. Filter Common Stock (including the holding period of a fractional share interest in U.S. Filter Common Stock) received by a Davis shareholder in the Merger will include the holding period of the shares of Davis Common Stock exchanged therefor, provided that such shares of Davis Common Stock are held as capital assets at the Effective Time.

      (6) The receipt by a Davis shareholder of cash in lieu of a fractional share interest in U.S. Filter Common Stock will be treated as having received that fractional share interest in the Merger and then as having received the cash in redemption of such fractional share interest. That receipt of cash by a shareholder will be treated as a distribution by U.S. Filter in full payment in exchange for the fractional share as provided in Section 302(a) of the Code. If the distribution is eligible for treatment as a distribution in redemption of a shareholder's fractional share, that shareholder will have gain to the extent of the consideration received less that shareholder's allocable adjusted basis in that fractional share.

  The foregoing opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the regulations thereunder, case law precedent, and the Internal Revenue Service pronouncements in existence at the date hereof. We express no opinion other than those contained herein.

  This letter is not to be quoted in whole or in part, nor filed with any other governmental agency or any other person, without the prior written consent of this firm.

  We consent to the inclusion of this opinion in the Registration Statement on Form S-4 and to the reference to our firm in the Proxy Statement/Prospectus that is part of that Registration Statement.

                                              Very truly yours,

                                              /s/ KIRKPATRICK & LOCKHART LLP

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